Exhibit 99.1

Nano Labs Holds Press Conference for New iPollo Products in Singapore

HANGZHOU, China, August 30, 2022 (GLOBE NEWSWIRE) — Nano Labs Ltd (Nasdaq: NA) (“we,” the “Company” or “Nano Labs”), a leading fabless integrated circuit design company and product solution provider in China, today announced that it held a press conference for new iPollo products in Singapore on August 24, 2022.

Mr. Jianping Kong, Chairman and Chief Executive Officer of the Company, and Mr. Qifeng Sun, Vice Chairman of the Company attended the press conference, along with other distinguished guests. Ms. Dominique, Overseas Sales Director of iPollo Singapore, introduced the new products of iPollo, including the V1 Mini SE and V1 Mini SE Plus, at the press conference. The SE standard version has a designated computing power of 200 MH/s and a designated power consumption of 116W, compared to the SE Plus with a designated computing power of 400 MH/s and a designated power consumption of 232W. The SE Plus features low power consumption and compact size and is ultra-quiet and easy to carry. Guests shared their insights on a variety of topics at the conference, including their views on the development of mining after shift to POS from POW, fork wars, the opportunities and challenges of miners in this post-ETH era, and the suggestion for the miners.

Mr. Kong commented, “iPollo has always been committed to improving the computing power and stability, reducing the power consumption of miners, promoting ESG, and maintaining the security of the blockchain network. Our new iPollo products demonstrate our research and development capabilities, our determination to provide customers with a wider range of product choices and our philosophy of always striving towards excellence. Looking forward, we will continue to provide customers with high-performance products and contribute to the development of the Metaverse.”

About Nano Labs Ltd

Nano Labs Ltd is a leading fabless integrated circuit design company and product solution provider in China. Nano Labs is committed to the development of high throughput computing (“HTC”) chips, high performance computing (“HPC”) chips, distributed computing and storage solutions, smart network interface cards vision computing chips and distributed rendering. Nano Labs has built a comprehensive flow processing unit architecture which offers solution that integrates the features of both HTC and HPC. Nano Lab’s Cuckoo series are one of the first near-memory HTC chips available in the market*. For more information, please visit the Company’s website at: ir.nano.cn.

*According to a commissioned industry report prepared by Frost & Sullivan.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s plan to appeal the Staff’s determination, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

Nano Labs Ltd

Email: ir@nano.cn

Ascent Investor Relations LLC

Ms. Tina Xiao

Tel: (917) 609-0333

Email: tina.xiao@ascent-ir.com